NEWS RELEASE

New York - AG	October 13, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Announces Temporary Suspension of NAFTA Arbitration Proceedings as Settlement Framework Agreed to with Mexico

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") announces that it has agreed to suspend its NAFTA arbitration proceedings (the "APA Arbitration") against the Government of Mexico pursuant to Chapter 11 of the North American Free Trade Agreement in respect of the legacy tax issue concerning First Majestic's subsidiary, Primero Empresa Minera, S.A. de C.V. ("PEM"). Details regarding the history of this legacy tax issue are set out in First Majestic's continuous disclosure documents available on SEDAR+.

First Majestic and Mexico have been involved in discussions and negotiations to settle PEM's legacy tax issue for the past several years, with significant progress at reaching a settlement having been made this year.  With First Majestic and Mexico having agreed in principle to a framework to settle the tax issue, the parties have requested that the tribunal overseeing the APA Arbitration temporarily suspend proceedings whilst they work to finalize and implement the settlement.  Accordingly, the tribunal has issued an order temporarily suspending the proceedings until December 31, 2026.

The negotiations to date have been constructive and cordial, and First Majestic remains optimistic that a settlement will be finalized by the end of 2026.  If additional time is required to conclude the settlement, the parties can request the tribunal to extend the term of the temporary suspension into the first quarter of 2027.  In the event a final settlement cannot be concluded by the end of 2026 and the parties do not believe that additional time will result in the conclusion of a settlement, First Majestic will request that the tribunal lift the suspension and the APA Arbitration proceedings will re-commence.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine, which the Company is currently in the process of re-starting.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: First Majestic and the Government of Mexico concluding the settlement of PEM's legacy tax issue prior to the end of 2026; First Majestic requesting an extension to the temporary suspension of the APA Arbitration proceedings; and First Majestic requesting that the tribunal lift the suspension of the APA Arbitration proceedings. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of global health crises, such as pandemics, on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; social and labour unrest; relations with local communities; changes in national or local governments; changes in applicable legislation, rules or regulations and the application and enforcement thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled " Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.